Beverly A. Singleton

Staff Accountant

Office of Transportation and Leisure

Division of Corporation Finance

Re: American Patriot Brands, Inc. (f/k/a The Grilled Cheese Truck, Inc.) (the “Company”)

Item 4.02 Form 8-K

Filed October 10, 2017

File No. 000-54070

November 2, 2017

Ms. Singleton:

Please see below for responses to the Division’s letter dated October 16, 2017 regarding the above captioned matter.

1. Please amend the Item 4.02 disclosures in their entirety to disclose the date that the Board of Directors or management concluded that the financial statements included in the Form 10-K for the fiscal year ended December 31, 2015 (the 2015 Form 10-K) should no longer be relied upon. Also disclose if the comparative financial statements for the fiscal year ended December 31, 2014 are also inclusive of non-reliance, as we note the 2015 Form 10-K did not include an audit report covering either fiscal year December 31, 2015 or December 31, 2014. Refer to Item 4.02(a)(1) of the Form 8-K.

The Company filed a Form 8-K/A (“Amended Current Report”) on October 25, 2017, wherein the Company amended and restated in its entirety Section 4.02 of the Form 8-K filed October 10, 2017(“Current Report”) to address the Division’s above questions. The Company was informed by its auditor on October 5, 2017 that it had not certified the financial statements for 2014 and 2015 included in the Company’s Form 10-K filed on October 5, 2017 and that the Company needed to file an amended Form 10-K/A to disclose such to the public. The Company undertook to prepare an amended Form 10-K, which it filed on October 11, 2017.

2. Disclose whether the Board of Directors, or authorized officer or officers, discussed the matter of non-reliance on the financial statements with your independent registered public accounting firm. Refer to Item 4.02(a)(3) of the Form 8-K. Insert question.

The matter of the non-reliance was discussed with the Company’s management and its auditor. This disclosure is addressed in the Amended Current Report.

3. In addition, please further amend your 2015 Form 10-K to label as unaudited in their entirety each page of the financial statements. In this regard, we note that in the Form 10-K/A filed on October 11, 2017 (the 2015 Form 10-K/A), only the December 31, 2015 column on the consolidated balance sheets, statements of operations and statements of cash flows had been labeled as unaudited, rather than both the December 31, 2015 and December 31, 2014 columns. Also, please expand the disclosure under Item 9A of the 2015 Form 10-K/A under Management’s Annual Report on Internal Control over Financial Reporting to indicate whether management, inclusive of your principal executive officer and principal financial officer concluded that due to the material weaknesses your internal control over financial reporting was not effective.

November 2, 2017

The Company is in the process of amending its Form 10-K/A (“Amended Annual Report”) to include audited financials for 2014 and 2015 with the proper auditor reports and certifications, and to update various disclosures throughout the Amended Annual Report and to include all appropriate certifications by the Principal Executive and Principal Financial Officers of the Company. The Company has indicated in Item 9A of the Amended Annual Report that its internal controls are not effective. The Company hopes to file the Amended Annual Report soon, once it has received final approval from the auditors.

We appreciate your time and attention in this matter and hope that the above answers have addressed your concerns.

Sincerely,

American Patriot Brands, Inc.

/s/ Robert Lee
Robert Lee, Chairman